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                                                                      EXHIBIT 15

                          STATE BOND MONEY FUNDS, INC.

                   AMENDED AND RESTATED PLAN OF DISTRIBUTION



     This Amended and Restated Plan of Distribution (the "Plan") is adopted pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (as amended, the "1940 Act") by State Bond Money Funds, Inc., a Maryland corporation (the "Company"), for and on behalf of each series (or class thereof) of the Company's shares of common stock set forth below (each, a "Fund"):

                        State Bond Cash Management Fund

     1.  Compensation.

     Pursuant to the investment advisory and management agreement between the Fund and its investment adviser (the "Adviser"), the Adviser is obligated to pay the principal underwriter of the Fund (the "Underwriter") a total fee in connection with the servicing of shareholder accounts of the Fund and in connection with distribution related services provided in respect of the Fund, calculated daily and paid monthly at the annual rate of .20% of the value of the average daily net assets of the Fund.

     A portion of such total fee may be payable as a Servicing Fee and a portion may be payable as a Distribution Fee, as determined from time to time by the Company's Board of Directors.

     2.   Expenses Covered by the Plan.

          (a) The Servicing Fee may be used by the Underwriter to provide compensation for ongoing servicing and/or maintenance of shareholder accounts with the Company. Compensation may be paid by the Underwriter to persons, including employees of the Underwriter, and institutions who respond to inquiries of shareholders of each Fund regarding their ownership of shares or their accounts with the Company or who provide other administrative or accounting services not otherwise required to be provided by the Company's investment adviser, transfer agent or other agent of the Company.

          (b) The Distribution Fee may be used by the Underwriter to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Fund shares and to pay for other advertising and promotional expenses in connection with the distribution of Fund shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Underwriter related to the distribution of Fund shares; and payments to, and expenses of, officers, employees or representatives of the Underwriter, of other broker-dealers, banks or other financial institutions, and of any
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     other persons who provide support services in connection with the distribution of Fund shares, including travel, entertainment, and telephone expenses.

          (c) Payments under the Plan are not tied exclusively to the expenses for shareholder servicing and distribution related activities actually incurred by the Underwriter, so that such payments may exceed expenses actually incurred by the Underwriter. The Company's Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by the Underwriter and amounts it receives under the Plan.

     3. Payments by Adviser. The Company's investment adviser may, at its option, make payments from its own resources to cover the costs of additional distribution activities.

     4. Approval by Shareholders. The Plan will not take effect with respect to any Fund, and no fee will be payable in accordance with Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of such Fund.

     5. Approval by Directors. Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Directors of the Company and (b) those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Independent Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

     6. Continuance of the Plan. The Plan will continue in effect from year to year so long as its continuance is specifically approved annually by vote of the Company's Board of Directors in the manner described in Section 5 above.

     7. Termination. The Plan may be terminated at any time with respect to any Fund, without penalty, by vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities of such Fund.

     8. Amendments. The Plan may not be amended with respect to any Fund to increase materially the amount of the fees payable pursuant to the Plan, as described in Section 1 above, unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of that Fund, and all material amendments to the Plan must also be approved by the Company's Board of Directors in the manner described in Section 5 above.

     9. Selection of Certain Directors. While the Plan is in effect, the selection and nomination of the Company's Directors who are not interested persons of the Company will be committed to the discretion of the Directors then in office who are not interested persons of the Company.

     10. Written Reports. In each year during which the Plan remains in effect, the Underwriter and any person authorized to direct the disposition of monies paid or payable by the Company pursuant to the Plan or any related agreement will prepare and furnish to the Company's Board of Directors, and the Board will review, at least quarterly, written reports, complying with the requirements of the Rule, which set out the amounts expended

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under the Plan and the purposes for which those expenditures were made.

     11. Preservation of Materials. The Company will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

     12. Meaning of Certain Terms. As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Company under the 1940 Act by the Securities and Exchange Commission.

     13. Effective Date. The effective date of the Plan with respect to each Fund is as follows:

               State Bond Cash Management Fund:  March 17, 1993

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